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SCHEDULE 13D

Under the Securities Exchange Act of 1934

IRELAND INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

46267T 20 6
(CUSIP Number)

Nanominerals Corp.
Charles Ager
3500 Lakeside Court, Suite 206
Reno, NV 89509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267T 20 6

1.	Names of Reporting Persons	Nanominerals Corp.
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Nevada, USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	40,150,000 Shares

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	40,150,000 Shares

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,150,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11):		51.5% (as of date of acquisition)
41.4% (as of date of filing)

14.	Type of Reporting Person (See Instructions)		CO

CUSIP No. 46267T 20 6

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Ireland Inc., a Nevada Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2441 West Horizon Ridge Parkway, Suite 100, Henderson, NV 89052.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Person filing this Statement:

This Statement is being filed by Nanominerals Corp. (“Nanominerals”). The sole executive officer and sole director of Nanominerals is Charles A. Ager. Other than Mr. Ager, no other person controls Nanominerals.

(b)	Residence or Business Address:

The business address of Nanominerals and Mr. Ager is 3500 Lakeside Court, Suite 206, Reno, NV 89509

(c)	Present Principal Occupation and Employment:

Nanominerals is a private company principally engaged in the business of mineral exploration and development.

Mr. Ager is principally occupied as the President, Secretary and Treasurer and sole director of Nanominerals.

(d)-(e)	Criminal Convictions and Civil Proceedings:

During the last five years, neither Nanominerals nor Mr. Ager have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Incorporation/Organization/Citizenship:

Nanominerals is incorporated under the laws of Nevada. Mr. Ager is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Effective August 14, 2007, Nanominerals acquired 40,150,000 shares of the Issuer’s common stock. Of these shares, 21,950,000 shares were issued by the Issuer in connection with the assignment by Nanominerals to the Issuer of its rights to the mineral projects known as the Columbus and Red Mountain Projects.

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The remaining 18,200,000 shares acquired by Nanominerals were acquired from Lorrie Archibald for an aggregate purchase price of $45,500. Nanominerals paid for the purchase price of the shares acquired from Lorrie Archibald out of its own funds.

ITEM 4. PURPOSE OF TRANSACTION

Nanominerals entered into an assignment agreement dated for reference March 29, 2007, as amended on August 8, 2007, with the Issuer and Lorrie Archibald (the “Assignment Agreement”). Pursuant to the Assignment Agreement, the Issuer issued an aggregate of 30,000,000 shares of its common stock as partial consideration for Nanominerals assigning its rights to the mineral projects known as the Columbus and Red Mountain Projects to the Issuer. 21,950,000 of these shares were issued to Nanominerals, with the remaining shares issued to certain business associates of Nanominerals. Nanominerals does not have voting or dispositive power over the remaining shares issued by the Issuer pursuant to the Assignment Agreement.

Nanominerals also acquired an additional 18,200,000 shares of the Issuer’s common stock from Lorrie Archibald for an aggregate price of $45,500. The shares of the Issuer acquired by Nanominerals were acquired for investment purposes.

On June 29, 2007, Douglas D.G. Birnie replaced Ms. Archibald as the President, CEO and sole director of the Issuer as contemplated under the provisions of the Assignment Agreement.

Other than as described above, there are no plans or proposals that Nanominerals is aware of that relate to, or would otherwise result in, a change in control of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of February 21, 2008, Nanominerals beneficially owns the following securities of the Issuer:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	40,150,000	41.4%*

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual

CUSIP No. 46267T 20 6

ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of February 21, 2008 there were 96,990,087 shares of common stock issued and outstanding.

*	As of August 14, 2007, the date Nanominerals acquired the 40,150,000 shares of the Issuer’s common stock, the shares owned by Nanominerals represented 51.5% of the Issuer’s outstanding common stock.

(b)	Power to Vote and Dispose of the Issuer Shares:

Nanominerals has sole dispositive and voting power with respect to the 40,150,000 shares of Common Stock of the Issuer held by Nanominerals.

(c)	Transactions Effected During the Past 60 Days:

Nanominerals has not effected any transactions in the Issuer’s securities during the 60 days prior to February 21, 2008 other than as described in this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Assignment Agreement among Nanominerals Corp., Ireland Inc. and Lorrie Archibald dated for reference as of March 29, 2007.

2.	Amendment Agreement to Assignment Agreement among Nanominerals Corp., Ireland Inc. and Lorrie Archibald dated for reference as of August 8, 2007.

CUSIP No. 46267T 20 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2008

Date

/s/ Charles A. Ager, Chairman

Signature

Charles A. Ager
Chairman
Nanominerals Corp.

Name/Title